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                           March 15, 2024

       Jennifer F. Scanlon
       President and Chief Executive Officer
       UL Solutions Inc.
       333 Pfingsten Road
       Northbrook, Illinois 60062

                                                        Re: UL Solutions Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 29,
2024
                                                            File No. 333-275468

       Dear Jennifer F. Scanlon:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 25, 2023 letter.

       Registration Statement on Form S-1

       Non-GAAP Financial Measures, page 111

   1. We note your presentation of Adjusted EBITDA margin for each segment. Please balance each non-GAAP measure
with the most directly comparable GAAP margin in accordance
                                                        with Item
10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Compliance and
                                                        Disclosure
Interpretations for Non-GAAP Financial Measures.
 Jennifer F. Scanlon
FirstName   LastNameJennifer F. Scanlon
UL Solutions  Inc.
Comapany
March       NameUL Solutions Inc.
       15, 2024
March2 15, 2024 Page 2
Page
FirstName LastName
       Please contact Keira Nakada at 202-551-3659 or Theresa Brillant at 202-551-3307 if you
have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Mara Ransom at 202-551-3264 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Cathy A. Birkeland, Esq.